October 31, 2024

Jeremy R. Johnson
Chief Financial Officer
Dayforce, Inc.
3311 East Old Shakopee Road
Minneapolis, Minnesota 55425

       Re: Dayforce, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-38467
Dear Jeremy R. Johnson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance